UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-39111

Q&K International Group Limited

(Registrant’s Name)

Suite 1607, Building A
No.596 Middle Longhua Road
Xuhui District, Shanghai, 200032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q&K Receives Minimum Bid Price Notice from Nasdaq

Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”) received a notification letter (“Notice”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated September 28, 2021, indicating that the Company no longer meets the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) as the closing bid price of the Company’s American Depositary Shares (“ADSs”) was below US$1.00 per ADS for a period of 30 consecutive business days.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until March 28, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per ADS is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed. In the event that the Company does not regain compliance by March 28, 2022, subject to the determination by the staff of Nasdaq, it may be eligible for additional time as stated in the Notice. The Company will take reasonable measures to regain compliance.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this Form 6-K and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to continue as a going concern in the future or achieve or maintain profitability; the Group’s ability to effectively respond to the challenges and uncertainties resulting from the COVID-19 pandemic and other outbreaks and catastrophes; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to resolve disputes with third parties; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Q&K International Group Limited
By:/s/ Chengcai Qu
Name: Chengcai Qu
Title: Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and Vice President
Date: October 1, 2021

3